Semper Paratus Acquisition Corporation

767 Third Avenue, 38th Floor

New York, NY 10017

VIA EDGAR

October 22, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Brian Fetterolf and Katherine Bagley

Re:	Semper Paratus Acquisition Corporation
Registration Statement on Form S-1
Submitted October 7, 2021
File No. 333-260113

Dear Mr. Fetterolf and Ms. Bagley:

Semper Paratus Acquisition Corporation, a Cayman Islands exempted company (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated October 20, 2021, regarding the Company’s Registration Statement on Form S-1 submitted to the Commission on October 7, 2021 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed the comment with the Company’s response. Concurrently with the transmission of this letter, we are filing an amendment to the Company’s Registration Statement with the Commission through EDGAR.

Registration Statement on Form S-1 filed October 7, 2021

Summary

Founder Shares, page 25

1.	Please amend your disclosure describing the quorum requirement to highlight why the 27.89% ownership interest held by your initial shareholders and members of your management team would provide the necessary vote if your quorum requirement is satisfied by only the minimum threshold. Additionally, please quantify the combined ownership interest to be held by the sponsor, your management, and the underwriter upon consummation of the initial public offering, including the shares issued as part of the private placement. Please make conforming changes to your risk factor on page 46 titled “If we seek shareholder approval . . . .” Finally, please update your cover page to highlight for investors that, assuming only the minimum number of shares representing a quorum are voted and assuming the over-allotment option is not exercised, no affirmative votes from other public shareholders would be required to approve your initial business combination.

In response to the Staff’s comment, we have revised the prospectus to state the quorum requirement explicitly and clarify why the 27.89% ownership interest held by our initial shareholders and members of our management team would provide the necessary vote if our quorum requirement is satisfied by only the minimum threshold. We likewise quantified the combined ownership interest to be held by the sponsor, our management, and the underwriter upon consummation of the initial public offering, including the shares issued as part of the private placement. These changes include conforming changes in the risk factor titled “If we seek shareholder approval . . . .” and to the cover page to highlight that no affirmative votes from other public shareholders would be required to approve the initial business combination in this situation.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Attn: Brian Fetterolf and Katherine Bagley

Re: Semper Paratus Acquisition Corporation

October 22, 2021

2.	Given that your representative has expressed an interest in purchasing up to 7.0% of the units to be sold in this offering, please tell us whether you are required to have a qualified independent underwriter in accordance with FINRA Rule 5121.

The representative's potential purchase of up to 7.0% of the units to be sold in this offering would not result in a FINRA "conflict of interest," as defined in FINRA Rule 5121(f)(5), for the representative because:

•	the securities offered will not be issued by the representative;

•	the issuer does not control, is not controlled by and is not under common control (within the meaning of FINRA Rule 5121(f)(6)) with the representative or the representative's associated persons;

•	none of the net offering proceeds (not including underwriting compensation) will be:

o	used to reduce or retire the balance of a loan or credit facility extended by the representative, its affiliates and its associated persons; or

o	otherwise directed to the representative, its affiliates and associated persons; and

•	as a result of the offering and any transactions contemplated at the time of the offering:

o	the representative will not be an affiliate of the issuer;

o	the representative will not become publicly owned; and

o	the issuer will not become a FINRA member or form a broker-dealer subsidiary.

Accordingly, because no "conflict of interest," as defined in FINRA Rule 5121(f)(5), exists for the representative in connection with the offering, there is no requirement that a qualified independent underwriter participate in the offering in accordance with FINRA Rule 5121.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Ari Edelman, at aedelman@reedsmith.com or by telephone at (212) 549-4234, or Eric Klee, at eklee@reedsmith.com or by telephone at (212) 549-0267.

Sincerely,

/s/ Philippe Kurzweil
Philippe Kurzweil
Chief Financial Officer
Semper Paratus Acquisition Corporation

cc:	Ari Edelman, Esq.
Eric Klee, Esq.